August 19, 2025

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Jenny O’Shanick

Re:	Innoviz Technologies Ltd. Registration Statement on Form F-3 Filed August 13, 2025 Registration No. 333-289554

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on August 21, 2025 at 8:30 a.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Innoviz Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Ryan J. Lynch of Latham & Watkins LLP, counsel to the Company, at (713) 546-7404, or in his absence, Ryan J. Maierson at (713) 546-7420, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

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Sincerely yours,

Innoviz Technologies Ltd.

By:	/s/ Eldar Cegla
Eldar Cegla
Chief Financial Officer

cc:	Ryan J. Lynch Ryan J. Maierson